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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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In the Matter of
                                                       CERTIFICATE
Allegheny Energy, Inc.
Allegheny Energy Supply Company, LLC
                                                            OF
File No. 70-9897
                                                       NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

     This Certificate of Notification is filed by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and its direct wholly owned generating subsidiary company, Allegheny Energy Supply Company, LLC ("AE Supply" and, together with Allegheny, "Applicants") pursuant to Applicants' Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated December 31, 2001 (HCAR No. 27486) as amended by the order dated October 17, 2002 (HCAR No. 27579) (the "Order") in the above-referenced file. The Order directed that Applicants file with the Commission a report within two business days after the occurrence of (i) any further downgrade by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries (as defined therein); and (ii) any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding, or that Allegheny otherwise determines would be of material interest to the Commission.

     On January 9, 2003, Fitch Ratings ("Fitch") announced that it lowered the long term unsecured debt rating of (i) Allegheny to B+, with rating watch negative, (ii) AE Supply to B, with rating watch negative, (iii) The Potomac Edison Company to BB, with rating watch negative, (iv) Monongahela Power Company to BB, with rating watch negative, and (v) West Penn Power Company to BB+, with rating watch negative.




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     Pursuant to the requirements of the Public Utility Holding Company Act of
1935, as amended, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     ALLEGHENY ENERGY INC.
                                                     ALLEGHENY ENERGY SUPPLY
                                                        COMPANY, LLC


                                                     By: /s/ Thomas K. Henderson
                                                         -----------------------
                                                             Thomas K. Henderson
                                                             Vice President

Dated: January 13, 2003








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